Exhibit 99.1

ANNOUNCEMENT
Wednesday 17 December 2025 – 8 am CET

CMB.TECH CONFIRMS INTERIM DIVIDEND OF 0.05 USD

ANTWERP, Belgium, 17 December 2025 – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMBT”, “CMB.TECH” or “the Company”) announces that the interim dividend of 0.05 USD per share conditionally announced on 26 November 2025, has now officially been approved by the Supervisory Board. It is expected to be paid on or about 15 January 2026.

The timing of the distribution of this interim dividend is as follows:

COUPON 44	Ex-dividend date	Record date	Payment date
Euronext	6 January 2026	7 January 2026	15 January 2026
NYSE	7 January 2026	7 January 2026	15 January 2026
OSE	6 January 2026	7 January 2026	on or about 20 January 2026

The New York Stock Exchange (“NYSE”) settles its trades on a T+1 basis, while Euronext Brussels (“Euronext”) and the Euronext Oslo Børs (“OSE”) settle its trades on a  T+2 basis. As a result, there will be different ex-dividend dates between the exchanges.

Due to the implementation of CSDR in Norway, the dividend payable on common shares that are registered in the VPS settlement system in order to be traded on OSE is expected to be distributed to VPS shareholders on or about 20 January 2026.

The interim dividend is, in its entirety, subject to 30% withholding tax to the extent that no exemption or reduction applies. The Company encourages you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the dividend attributable to your common shares credited to your account.

Announcement Q4 2025 results – 26 February 2026

About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

CMB.TECH  Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

ANNOUNCEMENT
Wednesday 17 December 2025 – 8 am CET

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH  Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech